November 21, 2024

Frank Gomez
President
Neuralbase AI Ltd.
Calle 98 No.19 A - 79
AP 410 Localidad De Chapinero
Bogota CU 00000, Colombia

       Re: Neuralbase AI Ltd.
           Registration Statement on Form 10-12G, as amended
           Filed July 26, 2024
           File No. 000-33325
Dear Frank Gomez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services